January 30, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn: Christopher Dunham, Staff Attorney

100 F Street, N.E.

Washington, D.C. 20549

Re:	Horizon Bancorp

Registration Statement on Form S-3 filed on January 19, 2018

File No. 333-222624

Dear Mr. Dunham:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Horizon Bancorp (the “Registrant”) hereby respectfully requests that effectiveness of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) to 5:00 p.m. (EST) on Thursday, February 1, 2018, or as soon as practicable thereafter.

Please contact David P. Hooper, Esq. of Barnes & Thornburg LLP at (317) 231-7333 with any questions you may have regarding this request. In addition, please notify Mr. Hooper by telephone when this request for acceleration has been granted.

Sincerely,

/s/ Mark E. Secor

Mark E. Secor
Executive Vice President,
Chief Financial Officer

cc:	Craig M. Dwight

Curt W. Hidde, Esq.

David P. Hooper, Esq.

515 Franklin Square ● Michigan City, IN 46360 ● (219) 874-0211 ● toll-free 888-873-2640 ● www.horizonbank.com